Exhibit 99(d)(xxi)

Addendum to Management Agreement

between Lord Abbett Investment Trust and

Lord, Abbett & Co. LLC

Dated October 11, 2016

Lord, Abbett & Co. LLC and Lord Abbett Investment Trust on behalf of its series, Lord Abbett Ultra Short Bond Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund stated in paragraph 2 of the Management Agreement dated October 20, 1993 (“the Agreement”), shall be amended as follows:

0.20% on the Fund’s average daily net assets.

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord, Abbett & Co. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

Lord Abbett Investment Trust

By:	/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Dated: October 11, 2016